Patni Computer Systems Ltd. Akruti, MIDC Cross Road No 21 Andheri (E) Mumbai — 400 093 India
Via EDGAR and Facsimile
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C, 20549	TEL: +91 22 6693 0500 FAX: +91 22 6693 0211 www.igatepatni.com

Date: September 13, 2011

Attention: Kathleen Collins- Accounting Branch Chief

 Mathew Crispino — Staff Attorney

Melissa Kindelan, Staff Accountant

Re:                             Patni Computer Systems Limited

Form 20-F for the year ended December 31, 2010

Filed February 25, 2011

File No. 1-32692

Comment letter dated August 30,2011

Ladies and Gentlemen:

We submit this letter in response to the additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) set forth in the Commission’s letter dated August 30, 2011

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

General

1.              Considering a U.S. corporation acquired a controlling interest in the company in transactions that were completed in May 2011, please tell us whether you will continue to meet the definition of a foreign private issuer for fiscal year ended December 31, 2011 and provide us with an analysis supporting your conclusion. See Securities Act Rule 405.

We respectfully submit to the Staff that, as per Securities Act Rule 405, the term foreign private issuer means any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

(i)                                   More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

(ii)                                Any of the following:

(A) The majority of the executive officers or directors are United States citizens or residents;

(B) More than 50 percent of the assets of the issuer are located in the United States; or

(C) The business of the issuer is administered principally in the United States.

As per the definition stated above we have assessed these conditions and respectfully submit to the Staff that we meet condition (i) but we do not satisfy the conditions of (ii) as stated above.

The conditions in (ii) have been analyzed as follows:

Sr No	Conditions	Assessment
(i)	More than 50% of the issuer’s outstanding voting securities are directly or indirectly held by residents of the US (including both individuals and corporate entities)

iGATE Corporation indirectly holds 82.4% of shares in Patni Computer Systems Limited (“Patni” or ‘the Company’) through its subsidiaries Pan-Asia iGATE Solutions (71.36%) and iGATE Global Solutions Limited (11.04%) post completion of the acquisition of Patni shares on May 13, 2011.

Therefore, more than 50% of outstanding voting securities of Patni are indirectly held by a US corporate entity (iGATE Corp.) and hence, Patni meets this condition.

(ii)	Any of the following
(A)	the majority of the executive officers or directors are US citizens or residents or

We have 6 directors and 9 executive officers. Out of the 15 directors and officers, only 6 are US citizens or US residents.

Therefore, a majority of the directors or executive officers are not residents or citizens of the United States, and hence we do not meet this condition.

(B)	more than 50 percent of the assets of the issuer are located in the United States;	We have considered the overall assets of Patni and approximately 33% of the assets are located in the United States and hence we do not meet this condition.
(C)	the business of the issuer is administered principally in the United States.

A majority of our employees i.e. nearly 13,000 out of the16,000 are located outside of the United States all our Board Meetings are held in India and majority of our directors and executive officers are located in India and hence we do not meet this condition.

Therefore, we meet only condition (i) and do not meet any of the conditions in (ii) (a) (b) and (c) of Rule 405 of the Securities Exchange Act.  Accordingly, we have concluded that Patni continues to meet the definition of a foreign private issuer for fiscal year December 31, 2011.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, Goodwill and Intangible Assets, page 53

2.              We note that the company performs your annual impairment review of goodwill at December 31st and when a triggering event occurs, additional tests may be performed between annual impairment tests. We further note that the company’s current market capitalization is approximately $774.0 million as compared to your net book value of approximately $1.5 billion at June 30, 2011. Tell us whether you considered the decline in your market capitalization below your carrying value to be a triggering event that would require, or has required, you to reassess your goodwill for impairment. To the extent that an interim impairment test was performed, tell us how you determined that no impairment existed.

We respectfully submit to the Staff that as per our accounting policy we assign goodwill arising out of business combinations to a reporting unit. We perform an impairment review of goodwill annually, and also when a triggering event occurs between annual impairment tests.  On an annual basis the impairment review is performed by comparing the carrying value of the reporting unit with its’ fair value. The fair value of the reporting unit is determined utilizing a discounted future cash flow model. If the carrying value of the reporting unit exceeds its fair value, the impairment loss, if any, is determined as the amount of implied fair value of the goodwill that exceeds that reporting unit’s carrying value of the goodwill. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill in a business combination which is the allocation of the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

On May 12, 2011, iGATE Corporation (‘iGATE”) through its wholly owned subsidiaries acquired 83% of the Company. As a result of this acquisition and based on the guidance in Staff Accounting Bulletin Topic No. 5.J, Push Down Basis of Accounting, we have applied push down accounting in Patni’s June 30, 2011 stand-alone financial statements resulting in a net book value of approximately $1.5 billion including goodwill amounting to approximately $596 million as of that date.  The purchase price per share paid for acquiring the controlling stake of the Company was higher than the quoted market price per share of the Company as at the acquisition date. This acquisition combined two highly recognized IT services and outsourcing companies with complementary industry verticals that would facilitate sustained long-term growth and strengthen our competitive position as a top-tier company in the highly-fragmented global IT industry. iGATE would utilize Patni’s expanded pool of talent, diverse expertise across multiple verticals, higher level of strategic end-to-end service offerings and established management team to enable iGATE in offering differentiated solution sets in developing and maintaining long-term client relationships with a diversified client basis that spans different industry verticals.  iGATE has the ability to benefit from the combination and expand its footprint in the global IT industry and therefore paid a control premium for acquiring a controlling stake in Patni resulting in the fair value of Patni as a whole to exceed its market capitalization.  As a result we believe that the market price of our Company’s shares is not representative of fair value of the Company.

We respectfully submit to the Staff that our conclusion is in accordance with the guidance in ASC 350-35-23.  This guidance suggests that the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.  Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.

Further as per the SEC Staff Speech at the 2008 AICPA National Conference on Current SEC and PCAOB developments, when evaluating an appropriate control premium, an important factor to consider is an entity’s recent trends in market capitalization in volatile markets, and other unique circumstances, it may not always be reasonable to look at a single day’s market capitalization and it would be more representative to look at market capitalization over a reasonable period of time leading up to the date at which testing for potential impairment is carried out.

We respectfully submit that the Company evaluated and concluded that it was appropriate to include both the control premium and the average market capitalization for a period of six months rather than the market capitalization on a particular date in evaluating whether or not a triggering event had occurred. The average market capitalization for the six month period ended June 30,2011 is approximately $1.2 billion and factoring in a reasonable control premium of 20% -25% in the fair value measurement of the Company exceeding $ 1.5 billion as at June 30, 2011. This is further validated by our discounted cash flow analysis as at that date which also concludes that the fair value exceeded $1.5 billion.

As noted by the Staff, the market capitalization of Patni has declined in August 2011. This is in part due to the downgrade of the US credit rating by S&P from AAA+ to AA and the global economic volatility that has resulted from this downgrade.  These events have had an adverse impact on the stock prices of many companies, including ours. The stock price of Patni has declined from approximately $16 per share in May 2011 to approximately $11 per share in August 2011.Approximately 83% of our shares are now owned by one shareholder thereby substantially reducing public float substantially to 17% which in turn has the effect of increasing our stock’s volatility. All of these factors have contributed to the recent decline in the market price of our shares.

Accordingly, we believe that the current decline in our market capitalization should not be considered as a trigger event to evaluate impairment testing.

Item 12. Description of Securities Other Than Equity Securities, page 97

3.              It appears that you have not provided the disclosure required by Items 12.D.3 and 12.D.4 of Form 20-F. Please provide the required disclosure in your response letter and confirm that you will include such disclosure in your future filings as appropriate. Refer to Instruction 1 to Item 12 of Form 20-F.

We acknowledge the Staff’s comment and we will disclose the items required under 12.D.3 and 12.D.4 in our future Form 20-F filings.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to you to the extent permitted by the exchange on which the American Depositary Shares may be listed for trading
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	Transfer and registration of equity shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payments of Taxes:

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:

•                  deduct the amount thereof from any cash distributions, or,

•                  sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall.

Item 15. Controls and Procedures, page 98

4.              We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.              How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. We note you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b.              How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c.               What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•             what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•             what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•             the nature of his or her contractual or other relationship to you;

•             whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•             about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•                      the name and address of the accounting firm or organization;

•                      the qualifications of their employees who perform the services for your company;

•                      how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                      how many hours they spent last year performing these services for you; and

•                      the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•                      why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                      how many hours they spent last year performing these services for you; and

•                      the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

d.              Do you have an audit committee financial expert?

We note that you have identified an audit committee financial expert in your filings. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

a.               We respectfully submit to the Staff the following information regarding our evaluation and assessment of our internal controls over financial reporting.

We have established procedures that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S.GAAP”) . The procedures involve:

1.                                       Scoping.

2.                                       Documenting processes.

3.                                       Review of internal controls.

4.                                       Involving process owners for changes where applicable and

5.                                       Annual assessment and management testing.

Based on an assessment of risks, the management determines the locations and processes to be evaluated and the extent and nature of the evaluation.  This assessment is based on quantitative and qualitative criteria. Assessment and documentation of the design of controls over financial reporting is performed for all significant processes within a selected location. Testing performed is documented in comprehensive testing worksheets that include the details of the testing samples and the results of the tests performed.

For processes selected for testing in each of the significant locations, the management through the Internal Audit Department (“Internal Audit”) identifies and documents controls that address financial reporting risks and documents the applicable controls in place through a process narrative and a risk control matrix which ensures coverage of control objectives, control activities and financial statement assertions for each significant account balance. Controls evaluated for design and operating effectiveness are a combination of preventative and detective controls as well as manual and/or automated controls.

The results from the assessment of design and operating effectiveness of controls over financial reporting are evaluated for impact on adequate financial reporting by the Head -Internal Audit and the Chief Financial Officer (“CFO”). All deficiencies are evaluated individually and in combination to ensure that they do not lead to a risk of material misstatement of the financial statements. Deficiencies in either design or operating effectiveness of controls over financial reporting are reported to the Audit Committee and Executive Management and provide the basis for the expression of an opinion on the assessment of effectiveness of internal controls over financial reporting by management including disclosure of any significant deficiencies or material weaknesses..

The Company has an internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, along with robust internal information systems ensure appropriate information flow to facilitate effective reporting and monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with these policies is monitored through regular internal audits of processes as well as the underlying transactions.

The management uses Internal Audit to plan and conduct the audit over the control activities and to assist it in it’s assessment of internal controls.

•                  Internal Audit has seven full time employees.

•                  Internal Audit follows a risk based approach in its activities .

•                  Internal Audit is accountable to the Audit Committee, which in turn is mandated to oversee the financial reporting process.

•                  There are quarterly reviews by the Audit Committee which have key focus on internal controls and an update on action items.

•                  Annual Internal Audit Plan covers all significant locations and processes in order to assess the effectiveness of the design and implementation of the internal control activities over financial reporting processes.

b.              The Company has been reporting its consolidated financial statements in accordance with U.S. GAAP since 1997. The process for preparing such financial statements includes establishing accounting policies and controls to ensure that activities and transactions are appropriately recorded. The Company has a Corporate Accounting team dedicated to this process. Based on the size and nature of our business, we have defined significant accounting policies for the purpose of preparing our consolidated financial statements.

The Company’s primary books and records are maintained under respective local GAAPs of where the entities within the Group are located. For non-US entities, the Corporate

Accounting Team completes the conversion following the Company’s policy and procedures manual as per U.S.GAAP. Significant items and items of non-routine nature are examined, identified, investigated, and approved by the Corporate Accounting team along with the Regional Finance Controllers of the entities within the Group. The review of the Corporate Accounting team ensures that all transactions are reported in accordance with U.S. GAAP for the purpose of preparing the consolidated financial statements of the Company. The Corporate Accounting team and the CFO address all matters related to U.S.GAAP accounting and reporting. The CFO reviews details of significant non-routine events and transactions for completeness and validity regularly based on which.an analysis of the correct treatment in accordance with U.S. GAAP is prepared and implemented. The accounting treatment for all non-routine transactions is reviewed and approved by the CFO prior to submitting it to the Audit Committee for approval who review the same on a quarterly basis.

The Corporate Accounting team also uses a financial disclosure checklist for its quarterly and annual financial statements closing process, to ensure compliance with U.S. GAAP presentation and disclosures requirements. The Corporate Accounting team also provides a monthly update to the Regional Financial Controllers and the CFO on the various developments in U.S. GAAP and it’s impact on the Company’s financial statements. The Company also subscribes to the FASB site on accounting codification and it also obtains frequent updates from its auditors on the latest developments in accounting and SEC related matters.

In addition, at the end of each reporting period as a part of its financial statement closing process, the Corporate Accounting team completes an internal checklist which ensure completeness, recording, cut off, classification, accuracy, validity and presentation of the consolidated financial information in accordance with U.S. GAAP.

Our entire management information system is based on U.S GAAP principles which is reviewed on a monthly basis by the executive management team comprising of the Chief Executive Officer, the CFO and Business heads.

c.               We respectfully submit to the Staff that our personnel primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its internal control over financial reporting have adequate knowledge to prepare and present the Company’s financial statements in accordance with U.S.GAAP and SEC rules and regulations.

The Company’s senior personnel that are primarily responsible for preparing and supervising the preparation of the financial statements and evaluating the effectiveness of its internal control over financial reporting include the Chief Financial Officer, Vice President- Head Corporate Accounting, Vice President — Head of Revenue Assurance & Internal Systems, Vice President — Head of Global Taxation, Vice President — Head Internal Audit, Vice President- Head of Finance - North America, Vice President— Head of Finance Rest of the World. Each of these personnel is located in the Company’s offices in India or the U.S.

The Chief Financial Officer is a graduate from Harvard Business School (Advanced Management Program), holds a B.S. in Finance and Accounting from the University of Pune, India and is a fellow of the Institute of Costs and Works Accountants, India and the American Institute of Certified Public Accountants.  He was responsible for the overall financial strategy, financial operations and compliances of the Company on a global basis.

The Vice President- Head Corporate Accounting has over 27 years of professional experience in areas of Accounting, Finance, International Taxation, Mergers & Acquisitions/IPO/ADR as well as U.S.  GAAP and Indian GAAP.  This person has been a full time employee of the Company for the last 9 years,, This person holds an Indian Chartered Accountant, degree, Indian Company Secretary degree, a Bachelor of Law degree and a Master’s degree in Commerce. This person has been heading the Corporate Accounting team responsible for financial reporting in accordance with US GAAP and controls relating to financial reporting. This person has been instrumental in the listing of the Company on both Indian Stock exchange and NYSE.

The Vice President- Head of Revenue Assurance has over 15 years of professional experience in multiple areas leading to process improvements, productivity, cost management & enhanced internal controls. This person has been with the Company for over 10 years. This person has been responsible for revenue assurance including revenue accounting under U.S. GAAP and local GAAPs. Additionally, this person, is responsible for internal IT and Process excellence including application controls. This person holds a post graduate degree in Management (Finance & Systems ) and a Bachelor of Engineering. Post the acquisition by iGATE this person has been designated as the Principal Finance Officer of the Company.

The Vice President — Head of Global Taxation has over 27 years of professional experience in areas of Finance and Global Taxation.  This person is responsible for global taxation, compliance and accounting under U.S.GAAP and local GAAPs. Prior to joining the Company in 2007 , this person was Vice President- Corporate Taxation at WNS Global Services (U. S listed Company) and a General Manager Taxation at Tata Consultancy Services. This person holds an Indian Cost & Works Accountant degree, an Export Import Management degree and a Bachelor’s degree in Commerce

The Vice President — Head Internal Audit has over 37 years of professional experience in areas of Finance and accounting. This person is responsible for the Internal Audit function of the Company including assisting the management on assessment of internal controls over financial reporting. Prior to heading the Internal Audit department, he was responsible for the financial accounting and operations for the Indian geography. This person holds a Indian Chartered Accountant degree and Certified Information Systems Auditor certificate.

The Vice President — Head of Finance -North Americas has over 18 years of professional experience in areas of Corporate Accounting, Financial & Management Reporting, Planning, Budgeting, Taxation, Transfer Pricing requirements, Risk management, Business process automation & Product Costing. This person is responsible for financial operations of the North American subsidiaries and was well versed with the U.S. laws and pronouncements.  Prior to joining the Company in 2005, this person was a Financial Controller of Motorola India, a subsidiary of Motorola Inc. This person holds an Indian Chartered Accountant and holds an Indian Company Secretary degree, a Indian Cost & Works Accountant degree and a Bachelor’s degree in Commerce.

The Vice President — Head of Finance — Rest of the World has over 26 years of professional experience in areas of Financial Operations, Accounting under U.S. GAAP and Indian GAAP, International Taxation, Financial Modeling, Mergers & Acquisitions and IPO related work. This person was primarily responsible for financial operations accounting and auditing for the rest of the world geographies. Prior to joining our Company in 2007, this person was the CFO of Catalytic Software Limited and a Senior General Manager- Tata Consultancy Services. This person holds Indian Cost & Works Accountant degree and a Bachelor’s degree in Commerce.

The members of the Company’s finance and accounting team have no difficulty reading or understanding U.S.GAAP literature or SEC rules and regulations. They are proficient in written and spoken English. The Company believes that its accounting and finance team has the requisite U.S.GAAP experience and knowledge to ensure that the Company’s financial statements are prepared in accordance with U.S.GAAP.

On May 12, 2011, the Company was acquired by iGATE and as a result of the acquisition iGATE personnel will additionally be involved in preparing and supervising the preparation of the Company’s financial statements. The personnel involved from iGATE are the Group Chief Financial Officer, Group Chief Accounting Officer and Senior Group Manager of Corporate Reporting, Each of these personnel is located in the Company’s offices in India.

Group Chief Financial Officer - The Group Chief Financial Officer has extensive experience with the NASDAQ listed companies reporting under U.S.GAAP and with corporate governance and SEC compliance. This person is serving as the Executive Vice President and Chief Financial Officer of iGATE), a NASDAQ-listed company reporting under U.S.GAAP and has served as Vice President of iGATE Global Solutions Limited, an Indian subsidiary of iGATE Corporation from April 1998 to July 2008. He has also served as a Senior Manager — Finance for Wipro (U.S. listed Company). This person is a Chartered Accountant from India and also holds a Bachelor’s degree in Commerce from the University of Calcutta.

Group Chief Accounting Officer — The Group Chief Accounting Officer has extensive experience in financial operations, accounting and financial reporting under U.S.GAAP and with corporate governance and SEC compliance. This person is serving as Chief Accounting Officer of iGATE, a NASDAQ listed Company, since March 2009 and has over twenty five years of accounting and auditing experience including various finance positions with the Indian and Saudi Arabian subsidiaries of large U.S. public companies such as Coca Cola and Ocwen Financial Solutions. This person has also previously worked in large audit firms such as Price Waterhouse, Deloitte Touche and A F Ferguson & Co and is a Certified Public Accountant from the U.S, a Chartered Accountant from India and also holds a Bachelor’s degree in Commerce.

Senior Group Manager of Corporate Reporting — This person has extensive experience in financial operations, accounting and financial reporting under U.S.GAAP and with corporate governance and SEC compliance. This person is serving as Senior Group Manager of Corporate Reporting of iGATE and has over twelve years of accounting experience in various finance and accounting positions. This person is a Chartered Accountant from India and also holds a Bachelor’s degree in Commerce.

We respectfully submit to the Staff that we do not retain an accounting firm or other similar organization to prepare the Company’s financial statements or evaluate its internal controls over financial reporting.

We respectfully submit to the Staff that we do not retain individuals who are not employees and are not employed by an accounting firm or other similar organization to prepare the Company’s financial statements or evaluate its internal controls over financial reporting.

d.              We respectfully submit to the Staff that Mr Arun Duggal who has been a Director since November 2003 is our Audit Committee financial expert. He has had a 26-year career with

Bank of America, mostly in the U.S., Hong Kong and Japan. His last assignment with the Bank was as Chief Executive Officer in India from 1998 to 2001. From 2001 to 2003, he was the Chief Financial Officer of HCL Technologies, India,  Arun is Chairman of the Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd, Shriram City Union Finance Ltd., and Shriram EPC Limited. He is also Vice-Chairman of International Asset Reconstruction Company and is on the Board of Directors of Jubilant Energy NV, Fidelity Fund Management, Zuari Industries, Info Edge (India), Dish TV India Ltd., Mundra Port & SEZ Ltd., Hertz (India) and Mortice Limited (Singapore). He is Vice Chairman of Indian Venture Capital Association and also a Board Member and erstwhile Chairman of the American Chamber of Commerce, India. As well as serving on the Board of Governors of the National Institute of Bank Management. Mr. Duggal is the Chairman of the Board of Bellwether Microfinance Fund. Many years of experience as a CEO, CFO and member of the boards of directors and audit committees of various companies, Mr. Duggal has developed wide-ranging experience in management and finance, and is familiar with reading and evaluating financial statements and interacting with companies’ auditors and accounting specialists.

He is Advisor to IMA (formerly Economist Intelligence Unit, India) and a member of the Investment Committee of Axis Private Equity. He is a Trustee of ‘Centre for Civil Society’, New Delhi and Senior Advisor to TPG Capital, a major private equity firm headquartered in San Francisco.

Mr Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a Postgraduate diploma in Management from IIM, Ahmedabad. He is also a visiting professor at the Indian Institute of Management, Ahmedabad where he teaches a course on Venture Capital & Private Equity.

Notes to Consolidated Financial Statements

Note 18. Employee Stock Compensation Plans, page F-42

5.              We note from your disclosures on page F-46 that you use the simplified method to estimate the expected term in your option valuation model as the company does not have sufficient historical data on option exercises. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term of your options. In this regard, we note that over 5.0 million options have been exercised during the past five years since you became a public entity. Tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

We respectfully submit to the Staff that as per Question 5 of SAB Topic 14.D.2, a company may conclude that its historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. This may be the case for a variety of reasons, including, but not limited to, the life of the company and its relative stage of development, past or expected structural changes in the business, differences in terms of past equity-based share option grants, or a lack of variety of price paths that the company may have experienced.  Further it also states that, if a company had historically granted share options that were always in-the-money, and will grant at-the-money options prospectively, the exercise behavior related to the in-the-money options may not be sufficient as the sole basis to form the estimate of expected term for the at-the-money grants. Additionally, if a company had a history of previous equity-based share option grants and exercises only in periods in which the company’s share price was rising, the exercise behavior related to those options may not be sufficient as the sole basis to form the estimate of expected term for current option grants.

Through the end of 2009, we had granted approximately 14.6 million options to our employees at various exercise prices.  Of these grants, approximately 2.8 million options had been exercised through the end of 2009 of which approximately 0.8 million options were exercised in the 4th quarter of 2009. Additionally, of the 2.8 million options exercised, approximately 1.7 million options related to in-the-money options that had been granted to employees prior to our listing in 2004.  We did not believe that the exercise of pre listing in-the-money options was representative of options granted at-the-money options post our listing.  The exercise behavior related to the in-the-money options was not sufficient for us to form the sole basis to the estimate the expected term for the at-the-money grants.  Additionally, the balance of 1.1 million options exercised through the end of 2009 represented only 9% of the options that had been granted post our listing through that date.  We concluded that this exercise experience did not provide enough of a reasonable basis upon which to estimate the expected term.

In 2010, an additional 2.3 million stock options were exercised when the stock price of the Company was significantly higher than in the previous two years.  In 2008, our stock price fluctuated from a high of $6.50 in the first quarter to a low of $3.20 in the fourth quarter.  In 2009, our stock price fluctuated from a low of $2.40 in the first quarter to a high of $7.90 in the fourth quarter.  In 2010, our stock price fluctuated between $10.30 and $12.10 per share.  Additionally, of the 2.3 million options exercised in 2010, approximately 1.1 million options that were in-the-money option grants.  Again we concluded that exercises in periods when our stock price was rising was not sufficient for us to form the sole basis to the estimate the expected term for the at-the-money grants.

Based on our history, we noted that the exercise pattern depicts employees exercising options principally when the stock price is rising substantially or for options that had been granted in -the- money.  We respectfully submit that such exercises did not provide a sufficient basis for us to estimate the expected term for option grants based on the guidance under Question 5 SAB Topic 14.D.2.

Note 25. Commitments and Contingencies, page F-62

6.              We note your disclosures regarding the multiple demand orders the company has received pertaining to several different assessment years. We further note that the company has paid certain amounts as of December 31, 2010 but management considers the demands as not tenable against the company and therefore no provision for these tax contingencies has been established. Please tell us and clarify your disclosures to indicate whether losses related to these contingencies are probable and reasonably estimable. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We respectfully submit to the Staff that the loss contingencies disclosed in note 25 of our Form 20F pertain to tax uncertainties. Uncertainties in income taxes are excluded from the scope of ASC 450-20, since it is covered under ASC 740-10-25. Further ,the accounting for uncertainty in tax positions recognized in financial statements is governed by ASC 740-10-25 which prescribes a more likely than not recognition threshold -a likelihood of more than 50%.

The tax uncertainties disclosed in note 25 of our Form 20F pertain to several different assessment years, which are under litigation with the Indian Income Tax Department. The contested issue in all the pending litigations for assessment years 2002-03 until 2007-08 is mainly on account of disallowance of tax benefits under section 10A of the Indian Income Tax Act (the “Act”).. We believe that the tax position taken by the Company meets the more likely than not threshold and therefore the benefits recognized would be upheld when the litigation is settled.  Accordingly, we have not recorded tax reserves for these positions in the financial statements. Additionally, we believe the tax demands made by the Income tax Department are non tenable because for two of the above assessment years (i.e 2002-03 and 2004-05) we received a favorable order allowing the tax benefits under section 10A of the Act from the Commissioner of Income Tax (Appeals). The Income Tax department has appealed in the Tribunal court against these favorable orders. Further in July 2011, we have received a favorable order from the Tribunal court confirming the allowance of the tax benefits under section 10A of the Act. for the assessment year 2002-03 which has strengthened our case with the department and reconfirms our initial assessments of these demands not being tenable. The amounts paid against the demand order with the Income Tax Department is in the nature of deposit which is required as a part of the appellate process.

Considering the materiality of the amounts involved the Company has voluntarily disclosed this information in the contingencies note 25 in the Financial Statements.

In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +91 - 80- 4104 1501 or our outside counsel, Hogan Lovells LLP, attention Marcia Wiss (tel: 202-637-5429) or Peter Kohl (tel: 011-44-207-296-5644)

Sincerely,

/s/ SUJIT SIRCAR

Sujit Sircar
Group Chief Financial Office
cc: Peter Kohl
Marcia Wiss